EXHIBIT 12

CUMMINS INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended
	March 27,	March 28,
In millions	2011	2010
Earnings
Earnings before income taxes and noncontrolling interests	$522	$257
Add:
Fixed charges	25	22
Amortization of capitalized interest	1	1
Distributed income of equity investees	22	24
Less:
Equity in earnings of investees	87	68
Capitalized interest	1	1
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	1
Earnings before fixed charges	$482	$234

Fixed charges
Interest expense	$10	$9
Capitalized interest	1	1
Amortization of debt discount	1	—
Interest portion of rental expense (1)	13	12
Total fixed charges	$25	$22

Ratio of earnings to fixed charges	19.3	10.6

(1) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.